Exhibit 99.1

RIO ALTO NOW AN ELIGIBLE INVESTMENT FOR PERUVIAN PENSION FUNDS

For Immediate Release	January 16, 2013

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) is pleased to announce that the Superintendencia de Banca, Seguros y AFP of Peru (the Superintendent of Banking, Insurance Companies and Pension Funds) has determined that the Company’s common shares are eligible as an investment for Peruvian pension funds.

Anthony Hawkshaw, Director and Chief Financial Officer, remarked “Listing our common shares on the Lima Stock Exchange was an important step in gaining the confidence of Latin American investors and recognition by the Superintendencia of the Company’s emergence from a junior mine developer to a 200,000 ounce per year gold producer will further enhance the Peruvian market’s perception of Rio Alto.”

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw

Director & CFO

FOR FURTHER INFORMATION, CONTACT:
Anthony Hawkshaw	Alejandra Gomez, Investor Relations
Phone: +1 778 389 5907	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com